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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70226

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING ___07/01/24___ AND ENDING ___06/30/25___
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __Plus Venture Partners, LLC__

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__1729 Abbot Kinney Blvd__
(No. and Street)

__Venice__	__CA__	__90291__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__Adam Lilling__	__310-577-6700__	__adam@plusvp.com__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

__Bauer & Company__
(Name – if individual, state last, first, and middle name)

__PO Box 27887__	__Austin__	__TX__	__78775__
(Address)	(City)	(State)	(Zip Code)

__11/20/2014__	__6072__
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I, __Adam Lilling_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Plus Venture Partners, LLC_____, as of __6/30_____, 2 _025___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

DocuSigned by:

Signature: _____

110522D5281604B7...

Title: _____

CEO

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

*****To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Plus Venture Partners, LLC

**Financial Statements and Supplemental Information
Pursuant to Rule 17A-5 under the
Securities Exchange Act of 1934
As of and for the year ended June 30, 2025**

Together with the
**Report of Independent Registered Public Accounting Firm
(as restated)**

Plus Venture Partners, LLC

As of and for the year ended June 30, 2025

(as restated)

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of Plus Venture Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Plus Venture Partners, LLC as of June 30, 2025, the related statements of income, changes in member's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Plus Venture Partners, LLC as of June 30, 2025, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Restatement of Previously Issued Financial Statements

As discussed in Note 7 to the financial statements, the June 30, 2025 financial statements have been restated to correct misstatement.

Basis for Opinion

These financial statements are the responsibility of Plus Venture Partners, LLC's management. Our responsibility is to express an opinion on Plus Venture Partners, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Plus Venture Partners, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission (Schedule I), the Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission and the Information Relating to the Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission (Schedule II) (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of Plus Venture Partners, LLC's financial statements. The supplemental information is the responsibility of Plus Venture Partners, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com



BAUER & COMPANY, LLC

Bauer & Company, LLC

We have served as Plus Venture Partners, LLC's auditor since 2024.

Austin, Texas
February 6, 2026

Plus Venture Partners, LLC

Statement of Financial Condition
As of June 30, 2025
(as restated)

ASSETS

Cash	$	383,583
Prepaid Expenses and other assets		4,471
TOTAL ASSETS	$	388,054

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:

Due to related parties	$	7,005
Accounts payable and accrued expenses		10,520
Accrued tax liability		212,000
TOTAL LIABILITIES		229,525
MEMBER'S EQUITY		158,529
TOTAL MEMBER'S EQUITY		158,529
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	388,054

The accompanying notes are an integral part of these financial statements.

Plus Venture Partners, LLC

Statement of Income
As of and for the year ended June 30, 2025
(as restated)

REVENUE:

Investment banking fees		4,165,000
Total Revenue		4,165,000

OPERATING EXPENSES:

Compensation and benefits	$	670,276
State tax expense		212,000
Professional fees		82,839
Technology and communications		14,883
Travel and entertainment		12,748
Occupancy and equipment		12,323
Regulatory expenses		9,921
Other expenses		2,815
Total Expenses		1,017,805

Net Income $ 3,147,195

The accompanying notes are an integral part of these financial statements.

Plus Venture Partners, LLC

Statement of Changes in Member's Equity
As of and for the year ended June 30, 2025
(as restated)

MEMBER'S EQUITY, JULY 1, 2024	$	31,334
Capital contributions		230,000
Capital withdrawals		(3,250,000)
Net income		3,147,195
MEMBER'S EQUITY, JUNE 30, 2025	$	158,529

The accompanying notes are an integral part of these financial statements.

Statement of Cash Flows
As of and for the year ended June 30, 2025
(as restated)

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$	3,147,195
Adjustments to reconcile net income to net cash provided by operating activities:		
Forgiveness of related party expenses		-
Net change in operating assets:		
Increase in prepaid expenses		(592)
Net change in operating liabilities:		
Increase in accrued tax liability		212,000
Increase in accounts payable and accrued expenses		7,096
Increase in due to related parties		722
Net Cash Provided By Operating Activities		3,366,421

CASH FLOWS FROM FINANCING ACTIVITIES:

Member contributions		230,000
Member withdrawals		(3,250,000)
Cash Used in Financing Activities		(3,020,000)
NET INCREASE IN CASH		346,421
CASH AT BEGINNING OF YEAR		37,162
CASH AT END OF YEAR	$	383,583

Supplemental Disclosure for non-cash financing activities:

Member Contributions	$	-

Supplemental Disclosures of Cash Flow Information:

Income Taxes Paid	$	3,049
Interest Paid		-
		3,049

The accompanying notes are an integral part of these financial statements.

Notes to Financial Statements
As of and for the year ended June 30, 2025
(as restated)

1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Plus Venture Partners, LLC (the "Company") is a Limited Liability Company formed on September 27, 2018 in the State of Delaware. The sole member of the Company is Plus Ventures, LLC (the "Member"). Effective August 2, 2019, the Company commenced operations when it became registered with the Securities and Exchange Commission ("SEC") as a securities broker-dealer and received approval from and became a member of the Financial Industry Regulatory Authority ("FINRA").

As a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

Segment Reporting

The Company follows Accounting Standards Update 2023-07 - Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures ("ASU 2023-07") , which expands reportable segment information by requiring companies to disclose, on an annual and interim basis, significant reportable segment expenses that are regularly provided to the Chief Operating Decision Maker {"CODM") and included within each reported measure of a segment's profit or loss. ASU 2023-07 also requires disclosure of the title and position of the individual identified as the CODM and an explanation of how the CODM makes decisions about allocating resources to segments and evaluating performance.

The Company conducts its business activities and reports financial results as a single reportable brokerage services segment. The CODM makes decisions about allocating resources and assessing performance in a manner consistent with the way the Company operates its business and presents their financial results. The nature of business and accounting policies of the brokerage services segment are the same as described in the description of business and summary of significant accounting policies notes. The CDM is the company's Chief Executive Officer.

Basis of Presentation

The Company's financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Cash

The Company maintains its bank accounts in high credit quality institutions. Balances at times may exceed Federal Deposit Insurance Corporation ("FDIC") insured limits.

Revenue Recognition

Under U.S. GAAP FASB Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606") states that The core principle of ASC 606 is that a company should recognize revenue when it transfers goods or services to customers in amounts that reflect the consideration the Company expects to receive for those goods or services. ASC 606 prescribes a five-step process to accomplish this core principle, including:

Revenue Recognition (Continued)

(i) Identification of the contract with the customer;
(ii) Identification of the performance obligations in the contract;
(iii) Determination of the transaction price;
(iv) Allocation of the transaction price to the performance obligations in the contract;
(v) Recognition of revenue when (or as) the performance obligation is satisfied.

The Company's business activities are limited to private placements of securities, engaging in transactions in the secondary market of privately held securities, and investment banking and private capital raising activities. The Company provides these services in connection with the terms of its contracts with customers. Revenue is generally recognized based on the services provided or when the transaction is consummated. However, for certain contracts, revenue is recognized over time for advisory arrangements in which the performance obligations are simultaneously provided by the Company and consumed by the customer. Retainers and other fees received from customers prior to recognizing revenue would be reflected as contract liabilities (deferred revenue in the statement of financial condition).

For the year ended June 30, 2025, the Company recorded $4,165,000 in revenue.

Measurement of Credit Losses on Financial Instruments

For financial assets measured at amortized cost (e.g. cash and fees receivable), the Company has evaluated the expected credit losses based on the nature and contractual life or expected life of the financial assets, credit quality of the counter party and historic and expected losses. The Company concluded that there are de minimus expected credit losses and did not record a reserve for the cash or fees receivable. The Company continually monitors these estimates over the life of the receivable.

Income Taxes

As a limited liability company, U.S. Federal tax law provides that the Company's taxable income or loss is allocated to its member in accordance with the operating agreement, whereby the Company is not subject to income tax. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company applies ASC Topic 740, Income Taxes. A component of this standard prescribes a recognition and measurement threshold of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than- not to be sustained upon examination by taxing authorities. There was no material impact on the Company's financial position or operations as a result of the application of this standard. The Company's policy is to recognize interest and penalties associated with tax positions under this standard as a component of income tax expense, and none were recognized as there was no material impact from the overall application of this standard. The company incurred state and local taxes of $214,149 during the current period.

Use of Estimates

The process of preparing financial statements in conformity with U.S. GAAP requires the use of estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Such estimates primarily relate to transactions in process and events as of the date of the financial statements. Accordingly, upon completion, actual results may differ from estimated amounts.

2. Indemnification

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

3. Net Capital Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-l), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. At June 30, 2025, the Company had net capital of $154,058, which was $138,756 in excess of its required minimum net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 149% at June 30, 2025.

4. Related Parties

The Company had entered into an expense sharing agreement (the "Agreement") with its sole member, Plus Ventures, LLC (the "Member"). Certain employees of the Member provide services to the Company. Effective December 10, 2019, thereafter, amended by the First Amendment dated as of October 1, 2024, as further amended by the Second Amendment, dated as of April 7, 2025 and the Third Amendment dated July 1, 2025 and was entered effective May 1, 2025. The Member has agreed to pay certain operating costs attributable to the activities of the Company, including office rent, utilities, information technology infrastructure, printing fees, legal and compliance, and telephone fees. The Agreement provides for the Company to reimburse the Member monthly for its share of operating expenses. The Agreement is perpetual until changed by the parties.

Total expenses under the expense sharing agreement were $689,776 for the year ended June 30, 2025. A payable in the amount of $7,005 is reflected as Due to related parties in the accompanying statement of financial condition as of June 30, 2025.

As necessary, the Member will provide support to the Company through direct contributions of capital and forgiveness of related party expenses identified as non-cash member contributions. Capital contributions totaled $230,000 for the year ended June 30, 2025.

5. Commitments and Contingencies

Litigation

The Company, from time to time, may be involved in litigation relating to claims arising out of its normal course of business. Management believes there are no claims or actions pending or threatened against the Company, the ultimate disposition of which would have a material impact on the Company's financial position, results of operations or cash flows.

Risk Management

The Company maintains various forms of insurance that the Company's management believes is adequate to reduce the exposure to identified risks to an acceptable level.

6. Concentration of Credit Risk

Cash

The Company maintains principally all cash balances in one financial institution which, at times, may exceed the amount insured by the Federal Deposit Insurance Corporation. The exposure to the Company is solely dependent upon daily bank balances and the respective strength of the financial institution. The Company has not incurred any losses on this account. At June 30, 2025, the amount in excess of insured limits of $250,000 was $133,583.

Revenue

During the year ended June 30, 2025, 100% of the Company's revenues were from one customer.

7. Amendment to Previously Issued Financial Statements

The Company has filed amended audited financial statements for the year ended June 30, 2025. The amendment was required due to the identification of an error in the calculation of Tennessee state income taxes totaling $212,000.

Upon review, management determined that Tennessee state taxes would need to be paid by the Company. These taxes were not previously accrued resulting in an inaccurate presentation of the Company's financial statements. The Amended filing reflects the accurate computation.

8. Subsequent Events

Events of the Company subsequent to June 30, 2025, have been evaluated through February 6, 2026, which is the date the financial statements were issued, for the purpose of identifying events that would require recording or disclosures in the financial statements in the year ended June 30, 2025. Based upon this review, the company has determined that there were no events which took place that would have a material impact on its financial statements.

Plus Venture Partners, LLC

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

As of and for the year ended June 30, 2025

(as restated)

SCHEDULE I

TOTAL SHAREHOLDER's EQUITY QUALIFIED FOR NET CAPITAL	$	158,529
DEDUCTIONS AND/OR CHARGES:		
Non-allowable assets		(4,471)
NET CAPITAL	$	154,058
AGGREGATE INDEBTEDNESS:		
Account payable and accrued expenses	$	229,525
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum Net Capital Required (greater of $5,000 or 6.67% of aggregate indebtedness)	$	15,302
Excess net capital	$	138,756
Net Capital less greater of 10% aggregate indebtedness or 120% of the minimum requirement	$	131,106
Percentage of aggregate indebtedness to net capital		149%

There are no material differences between the preceding amended computation and the Company's corresponding unaudited Part II of Form X-17A-5, filed February 6, 2026, as of June 30, 2025

Plus Venture Partners, LLC

Computation for Determination of Reserve Requirements and Information Relating to Possession
or Control Requirements under Rule 15c3-3 of the Securities & Exchange Commission

SCHEDULE II

The Company's business activities are limited to private placements of securities, engaging in transactions in the secondary market of privately held securities, and investment banking and private capital raising activities and does not hold customer funds or securities. Accordingly, it had no obligation under SEC Rule 15c3-3.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of Plus Venture Partners, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which Plus Venture Partners, LLC did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Plus Venture Partners, LLC is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because Plus Venture Partners, LLC limits its business activities exclusively to: (1) private placement of securities; (2) engaging in transactions in the secondary market of privately held securities; and (3) investment banking and private capital raising of activities and Plus Venture Partners, LLC (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Plus Venture Partners, LLC's management is responsible for compliance with Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Plus Venture Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Plus Venture Partners, LLC's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

BAUER & COMPANY, LLC

Bauer & Company, LLC

Austin, Texas
February 6, 2026

Bauer & Company, LLC
P.O. Box 27887 Austin, TX 78755
Tel 512.731.3518 / www.bauerandcompany.com

Plus Venture Partners, LLC

Rule 15c3-3 Exemption Report
June 30, 2025

Plus Venture Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a- 5(d)(1) and (4). To the best of our knowledge and belief, we state the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and
(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) private placement of securities; (2) engaging in transactions in the secondary market of privately held securities; and (3) investment banking and private capital raising activities and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Plus Venture Partners, LLC

I Adam Lilling, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

DocuSigned by:

[signature]

10522D5281604B7...

Chief Executive Officer
Date: February 6, 2026